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                           [THE VANGUARD GROUP LOGO]


                                                January 10, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission         via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

      RE:        VANGUARD WELLESLEY INCOME FUND

Dear Mr. Sandoe:

     The following responds to your comments of January 5, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 59 that was filed on November 21, 2005.

COMMENT 1:  PROSPECTUS - MARKET EXPOSURE
----------------------------------------

Comment:   Include an example describing the meaning of the term "duration."

Response:  The glossary  already  includes a definition  of  "duration"  and includes an example.

COMMENT 2: SAI - INDUSTRY CONCENTRATION INVESTMENT LIMITATION
-------------------------------------------------------------

Comment: How do we reconcile treating "gas," "electric," and "electric and gas" as separate industries?

Response:  This likely goes back to our historical reliance on SIC codes for industry testing. There are separate SIC codes for gas, electric, and "combination" (i.e., electric and gas) utility companies. We have since moved to testing based on NAICS codes which do not have the same level of aggregation. Accordingly, we plan to delete the sentence that describes how utility companies will be divided. The 25% investment limitation remains unchanged.

COMMENT 3: SAI - INVESTING WITH VANGUARD THROUGH OTHER FIRMS
-------------------------------------------------------------------


Comment: The disclosure states that "The Fund will be deemed to have received a purchase or redemption order when an Authorized Agent accepts the order in accordance with the Fund's instructions." Does this allow for time to pass between receiving and accepting the order? If so, there is a potential for violations of Rule 22c-1.

Response:  We think any confusion  caused by the prior sentence is addressed in the sentence that follows it in the SAI. That sentence explains that "In most instances, a customer order


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January 10, 2006
Christian Sandoe
Page 2 of 3



           that is properly transmitted to an Authorized Agent will be priced at the Fund's NAV next determined after the order is received by the Authorized Agent." Authorized Agents will not transmit customer orders to the Fund until they receive them in good order, and so the Fund would be unable to be deemed to have received an order until the Agent has accepted such order.

COMMENT 4: SAI - PORTFOLIO MANAGER COMPENSATION
------------------------------------------------------

Comment: Does the disclosure regarding other accounts managed include all of the investment vehicles contemplated by Form N-1A?

Response:  Yes, although it is not disclosed in a tabular format, the stated
           number of other accounts managed includes all of the types of investment vehicles contemplated by Form N-1A.

COMMENT 5: SAI - INVESTMENT ADVISORY SERVICES
----------------------------------------------------


Comment: The detail regarding the advisory fee (base fee and performance fee structure) should be included in the SAI.

Response:  We plan to put back some of the disclosure that was pulled in our
           485(a) filing, but not all of it.

           Vanguard operates a multi-manager structure for certain funds pursuant to an exemptive order granted by the Commission in 2003 (the "2003 Order").(1) The funds are permitted under the 2003 Order to enter into and amend investment advisory agreements with unaffiliated third-party advisors without shareholder approval, provided certain conditions are met. The 2003 Order exempts multi-managed Vanguard funds from certain disclosure requirements so that they are only required to disclose advisory fees (as both a dollar amount and as a percentage of a fund's net assets) as follows: (1) aggregate fees paid by a fund to Vanguard and any affiliated advisors; (2) aggregate fees paid by the fund to unaffiliated third-party advisors; and (3) aggregate fees paid by the fund to all investment advisors (collectively, the "Aggregate Fee Disclosure"). A fund using Aggregate Fee Disclosure does not have to include additional details, including asset-based and performance fee schedules, about its advisory fees and fee arrangements.

           An Aggregate Fee Disclosure regime is in the best interests of fund shareholders. In a recent proposal to codify multi-manager exemptive orders, the Commission said that fund sponsors (including Vanguard) have represented that they "are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately, and in our orders we have provided them relief from our disclosure requirements. We are proposing to codify this relief, which permits a manager of managers fund to disclose only the aggregate amount of advisory fees that it pays to subadvisers as a group."(2)

---------------------------

(1) In the Matter of Vanguard Convertible Securities Fund, et al., File No. 812-12380, Inv. Co. Act Release Nos. 26062 (May 29, 2003) (Notice) and 26089 (June 25, 2003) (order).

(2) Exemption from Shareholder Approval for Certain Subadvisory Contracts, Securities Act Release No. 8312 (Oct. 23, 2003).

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January 10, 2006
Christian Sandoe
Page 3 of 3


TANDY REQUIREMENTS
------------------

Comment:   The SEC is now requiring all registrants to provide at the end of
           response  letters  to  registration   statement   comments,   the
           following statements:

          o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

          o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

          o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Response:  As  required  by  the  SEC,   we  will   provide  the   foregoing
           acknowledgements.

                                    * * * * *

           As required by the SEC, the Funds acknowledge that:

          o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

          o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

          o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Judith L. Gaines
Associate Counsel